November 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Pamela Howell

Re:

Sunpeaks Ventures, Inc.

Amendment no. 2 to Current Report on Form 8-K

Filed October 18, 2012

File No. 000-54523

Dear Ms. Howell:

On behalf of Sunpeaks Ventures, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated November 14, 2012, regarding the above-listed Current Report on Form 8-K, as well as other filings identified below, for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.  In order to address these comments the Company will be filing amendments to the applicable Current Reports (the “Amended Filings”).

Liquidity and Capital Resources, page 22

1.

Please expand your disclosure in response to prior comment 4 to clarify the status of any negotiations regarding any additional equity or debt financing including whether you have entered into any binding commitments regarding such financing.

The following disclosure was added to the Liquidity and Capital Resources section:

“While we are often engaged in preliminary discussions with various financing sources, we have not entered into any binding commitments regarding any further financing.”

Certain Relationships and Related Party Transactions, page 28

2.

We partially reissue prior comment seven.  Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

The requested disclosure was added to the 3rd, 4th, and 5th full paragraph in the Certain Relationships and Related Party Transactions section.

We will be filing a Third Amended Current Report on Form 8-K.

Pamela Howell

United States Securities and Exchange Commission

November 21, 2012

Form 8-K filed March 22, 2012, as amended August 3, 2012

3.

We note your response to prior comment 10 regarding the agreement with Walgreens.  Please disclose the substance of the penultimate paragraph of your response to that comment.

We added the following paragraph to the disclosure and will be filing a Second Amended Current Report on Form 8-K.

“We originally applied online to be an “approved vendor” for Walgreens.  Once approved as a “basic vendor,” we were given a test program whereby we paid Walgreens a $25,000 stocking fee and we were able to put one case, each consisting of 12 bottles, of Clotamin in approximately 85 stores in the state of Florida.  Other than the online application, we do not have a written agreement with Walgreens in Florida.”

Form 8-K filed April 6, 2012

4.

We note your response to prior comment 11 regarding filing of exhibits in proper format.  It remains unclear where you filed each of the exhibits referenced in comment 16 in our letter dated May 31, 2012.  Please provide a response that lists each of the exhibits referenced in that comment and identifies clearly where you have filed each of those exhibits in the proper format.

Exhibit 10.2 to the 8-K filed on April 6, 2012

Exhibit No.:	Description:	Where Filed:
10.2	Marketing and Distribution Agreement dated April 4, 2012 with Asian American Convenience Store Association	Exhibit 10.2 to the First Amended Current Report on Form 8-K/A filed November 21, 2012

Exhibits 10.1 and 10.2 to the Form 8-K filed on April 11, 2012

10.1	Convertible Promissory Note dated April 5, 2012	Exhibit 10.11 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012
10.2	Pass-Through Sponsorship Letter Agreement	Exhibit 10.13 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Exhibits 10.1 and 10.2 to the Form 8-K filed on April 18, 2012

10.1	Binding Letter of Commitment with Philadelphia Soul	Exhibit 10.14 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012
10.2	Advertising and Promotion Agreement with Arizona Cardinals	Exhibit 10.15 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Pamela Howell

United States Securities and Exchange Commission

November 21, 2012

Exhibit 10.1 to the Form 8-K filed on April 24, 2012

10.1	Binding Letter of Commitment with Sovereign Talent Group, Inc.	Exhibit 10.16 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Exhibit 10.1 to the Form 8-K filed on April 25, 2012

10.1	Binding Letter of Commitment with Dayton Professional Baseball Club, LLC	Exhibit 10.17 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Exhibit 10.1 to the Form 8-K filed on May 2, 2012

10.1	Agreement with CBS Radio, Inc.	Exhibit 10.18 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Exhibit 10.1 to the Form 8-K filed on May 4, 2012

10.1	Agreement with Pulse Advertising LLC	Exhibit 10.19 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Exhibit 10.1 to the Form 8-K filed on May 11, 2012

10.1	Marketing and Sponsorship Agreement with Hurricane Sports Properties, LLC	Exhibit 10.20 to the Quarterly Report for the Quarter Ended June 30, 2012, filed on August 14, 2012

Form 8-K filed 10/17/12

5.

We note that Exhibit 10.1 is missing exhibits, schedules and/or attachments.  Please file the exhibit in its entirety.

The Company has included the required exhibit in its entirety in its First Amended Current Report on Form 8-K/A filed with the Commission on November 21, 2012.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.